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Little Beast Reston

Pizza Place

Reston, VA
Open until 2:00 PM
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Early Investor Bonus: The investment multiple is increased to 1.5 for the next $20,000 invested.
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THE PITCH
Little Beast Reston is seeking investment to bring an award-winning pizza, brunch restaurant and cocktail bar to Reston, VA.
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INVESTOR PERKS

Little Beast Reston is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Cupcakes for life! Invest $500 or more to qualify. 20 of 20 remaining

Anytime you come by for a cocktail, pizza, brunch or cupcakes, we will give you a free cupcake for life.

Owner, Beast Shirts and Hats Invest $700 or more to qualify. 20 of 20 remaining

Receive specialty 'Owner Beast' tee-shirts and hats, which will only be produced for you!

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OUR MISSION

Little Beast will be a trendsetting, neighborhood-friendly pizza and brunch restaurant, featuring a full cocktail, beer and wine bar. The restaurant will serve an upscale audience in Reston, VA's most vibrant, exciting and affluent neighborhood.

During the day, Little Beast will offer a relaxed brunch serving the best coffee drinks, designed by highly trained baristas, along with quality brunch entrees and sandwiches.
After 5pm, we will transition into a high-end, yet comfortable neighborhood pizza centric restaurant serving upscale, affordable Detroit and Long Island-style pizza and small plates.
Little Beast Reston will also feature a Red Velvet Cupcakes and Pastry counter with its own entryway and branding.
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OVERVIEW

Little Beast will seek to bring a comfortable pizza-centric restaurant and bar to Reston, VA, one of Northern Virginia's most exciting and vibrant dining theatre destinations. Guests will enjoy Detroit and Long-Island-style pizza, high-end sandwiches and salads, every-day

brunch and a full cocktail bar.

3200 sq ft fashionable yet comfortable neighborhood pizza, brunch and cocktail restaurant.
Located in RTC West, Reston's most vibrant food scene.
Approximately 80 indoor and 25 outdoor seats.
Detroit and Long Island-style pizza available.
8 local craft beers and 4 house-prepared cocktails on tap.
Boutique wine list.
Coffee served throughout the day.
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Q&A
10 BEST PIZZAS IN DC

The crackle is vital. It provides a necessary contrast to the crust's light and airy interior, a duality that makes Detroit pizza so utterly seductive. - Washington Post, Weekend

Red Velvet...Simple and too elegant for words.

Washington Post Express

Red Velvet: One of DC's Best Cupcake Shops

Washington Post, Going Out Guru

Little Beast Detroit Pizza

One of the....Best New Pizza Shops Around Washington

10 BEST PIZZAS IN DC

The crackle is vital. It provides a necessary contrast to the crust's light and airy interior, a duality that makes Detroit pizza so utterly seductive. - Washington Post, Weekend

Red Velvet...Simple and too elegant for words.

Washington Post Express

Red Velvet: One of DC's Best Cupcake Shops

Washington Post, Going Out Guru

Little Beast Detroit Pizza

One of the....Best New Pizza Shops Around Washington

10 BEST PIZZAS IN DC

The crackle is vital. It provides a necessary contrast to the crust's light and airy interior, a duality that makes Detroit pizza so utterly seductive. - Washington Post, Weekend

Red Velvet...Simple and too elegant for words.

Washington Post Express

Red Velvet: One of DC's Best Cupcake Shops

Washington Post, Going Out Guru

Little Beast Detroit Pizza

One of the....Best New Pizza Shops Around Washington

This is a preview. It will become public when you start accepting investment.

OUR GROUP

Gordon Restaurant Group, LLC is a company that is held principally by two main shareholders; Aaron Gordon and Robert Gordon. Their restaurant holdings include Red Velvet Cupcakery, Ghostline, Red Light and Little Beast, Chevy Chase. Having opened three restaurants in the past two years, our team of restaurant professionals can react quickly to this opportunity.

Within the company framework we have a support team in place complete with Corporate Chef (Peter Smith), General Manager and Pastry Chef (Kristen Brabrook), Business Manager (Tracy Wilson), and Social Media/Marketing Coordinator.
Additionally, within our current management ranks, we have several well qualified candidates for front of house and back of house management positions in Little Beast, Reston.
Having opened three restaurants in the past two years, our team of restaurant professionals can react quickly to this opportunity.
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THE TEAM
Adam Gordon
Founder and President

Founder and President of Gordon Restaurant Group, Aaron has successfully opened numerous profitable and popular restaurants and quick serve restaurants including, Red Velvet Cupcakery, Red Light, and Little Beast Chevy Chase stores in prime

Washington DC locations in the past year 10 years. Aaron is a graduate of the

University of Virginia and an expert in the field of marketing and business management.

Peter Smith
Corporate Chef, Gordon Restaurant Group

Peter Smith will oversee the menu development and kitchen at Little Beast Reston. Smith is a Washington mainstay having owned his own destination restaurant, PS7's in popular Penn Quarter. He also served as the co-executive chef at Newton's Table in Bethesda. Smith was most recently with Neighborhood Restaurant Group, developing the menu for Sovereign in Georgetown.

Kristen Brabrook
Partner, General Manger

Kris Brabrook is a partner and will oversee day-to-day operations. She has been with the Gordon Restaurant Group for over a decade where she was the General Manager and head pastry chef for Red Velvet Cupcakery in Reston, VA. She was also the pastry chef at Bakers & Baristas in Penn Quarter and chef at Ghostline in Glover Park.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Buildout $20,000
Equipment $5,000
Furniture and Fixtures $3,200
Mainvest Compensation $1,800
Total $30,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,692,000 $1,861,200 $2,047,320 $2,190,632 $2,300,164
Cost of Goods Sold $468,000 $514,800 $566,280 $605,919 $636,215
Gross Profit $1,224,000 $1,346,400 $1,481,040 $1,584,713 $1,663,949

EXPENSES

Labor $504,000 $504,000 $504,000 $504,000 $504,000
Operating Profit $720,000 $842,400 $977,040 $1,080,713 $1,159,949
This information is provided by Little Beast Reston. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Investment Round Status

Target Raise $30,000
Maximum Raise $107,000
Amount Invested $0
Investors 0
Investment Round Ends June 21, 2021
Summary of Terms
Legal Business Name Little Beast Reston, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.5×
Investment Multiple 1.4×
Business's Revenue Share 0.5%-1.8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Financial Condition
Little Beast - 2nd Store

While Little Beast Reston is its own independent LLC, we opened and operated the original Little Beast in Chevy Chase, DC approximately two and half years ago. Even during the pandemic, Little Beast Chevy Chase had a hugely successful year. We made approximately $1.5MM in sales with over a 10% profit despite being on the front lines of the worst pandemic in modern history. We owe our success during this difficult period to making great pizza, an experienced and creative management team, and innovating rather than hiding.

No operating history

Little Beast Reston was established in April, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Little Beast Reston's fundraising. However, Little Beast Reston may require additional funds from alternate sources at a later date.

Financial liquidity

Little Beast Reston has a strong liquidity position due to its high cash reserves as compared to debt and other liabilities. Little Beast Reston expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Little Beast Reston to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Little Beast Reston operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Little Beast Reston competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Little Beast Reston's core business or the inability to compete successfully against the with other competitors could negatively affect Little Beast Reston's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Little Beast Reston's management or vote on and/or influence any managerial decisions regarding Little Beast Reston. Furthermore, if the founders or other key personnel of Little Beast Reston were to leave Little Beast Reston or become unable to work, Little Beast Reston (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Little Beast Reston and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Little Beast Reston is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Little Beast Reston might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Little Beast Reston is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Little Beast Reston

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Little Beast Reston's financial performance or ability to continue to operate. In the event Little Beast Reston ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Little Beast Reston nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Little Beast Reston will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Little Beast Reston is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Little Beast Reston will carry some insurance, Little Beast Reston may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Little Beast Reston could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Little Beast Reston's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Little Beast Reston's management will coincide: you both want Little Beast Reston to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Little Beast Reston to act conservative to make sure they are best equipped to repay the Note obligations, while Little Beast Reston might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Little Beast Reston needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Little Beast Reston or management), which is responsible for monitoring Little Beast Reston's compliance with the law. Little Beast Reston will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Little Beast Reston is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Little Beast Reston fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Little Beast Reston, and the revenue of Little Beast Reston can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Little Beast Reston to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Little Beast Reston is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Little Beast Reston is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Little Beast Reston. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion

Little Beast Reston isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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